Exhibit 99.2

Management’s Discussion & Analysis
For the three and nine months ended July 31, 2026 and 2025
(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

2

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
About this MD&A:
This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the three and nine months ended July 31, 2026 and 2025 is dated September 14, 2026. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended July 31, 2026 and 2025 together with the notes thereto and the audited consolidated financial statements of the Company for the years ended October 31, 2025 and 2024 (hereafter the “Financial Statements”). The financial information presented in this MD&A has been derived from the Financial Statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the Company’s filings with the SEC at www.sec.gov/edgar.

This MD&A refers to the Company’s two reportable operating segments (refer to "segmented operations"): (i) the “bricks-and-mortar” segment, which comprises the Company’s physical retail locations and its U.S. and international subsidiaries; and (ii) the “medical cannabis distribution” segment, which comprises the medical cannabis distribution operations acquired through the Remexian acquisition.
The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta, Canada T3K 2M4. High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

Basis of Comparison

Unless otherwise indicated, the management discusses changes in the results of operations on (i) a year-over-year (“YoY”) basis, comparing the current quarter to the corresponding quarter of the prior year (i.e., the same quarter last year), and (ii) a quarter-over-quarter (“QoQ”) or sequential basis, comparing the current quarter to the immediately preceding quarter. Year-over-year comparisons can help mitigate the impact of seasonality and provide insight into underlying performance trends, while sequential comparisons highlight recent operational momentum but may be more sensitive to seasonality, timing of transactions, and other short-term factors. For ease of reference throughout this MD&A, “YoY” refers to current quarter versus the same quarter last year, and “QoQ” (or “sequential”) refers to current quarter versus the immediately preceding quarter.
Company overview:
Founded in 2009, High Tide, through its subsidiary Canna Cabana is the largest cannabis retail chain in Canada. As of July 31, 2026, the Company operates 229 branded retail cannabis stores across Canada represented by 92 locations in Alberta, 104 locations in Ontario, 13 locations in Saskatchewan, 8 locations in British Columbia, and 12 locations in Manitoba. Included within the 229 stores, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario, and a 49% interest in two joint ventures operating under the Meta Cannabis Supply Co. brand in Manitoba.
Canna Cabana sells cannabis and consumption accessories in Canada through its innovative discount club model. The Company sells hemp-derived products through its e-commerce platforms, including NuLeaf Naturals, FAB CBD and Blessed CBD, and sells consumption accessories through its e-commerce platforms, including Grasscity, Smoke Cartel, Daily High Club and DankStop. High Tide imports and distributes medical cannabis to pharmacies in Germany through its 51%-owned subsidiary Remexian Pharma GmbH, which is one of the largest wholesalers of medical cannabis products in Germany and is commanding a significant share of the market.
Company outlook:
Bricks-and-Mortar Retail

High Tide’s wholly owned subsidiary, Canna Cabana, is the largest cannabis retail chain in Canada with 232 locations. Canna Cabana also owns and operates a location in Berlin, Germany, selling consumption accessories. As previously communicated, the Company reiterates its long-term goal of surpassing 350 locations across Canada and opening over 20 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes.

3

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
White Label Initiatives

The Company continues to expand its white label cannabis product portfolio under its flagship Queen of Bud and Cabana Cannabis Co. brands, increasing from 41 to 48 SKUs sequentially. The Company is also developing several new offerings to further grow its white label portfolio. Currently, white label cannabis SKUs represent approximately 1.9% of the Company’s total bricks-and-mortar cannabis sales. Over the long term, the Company anticipates significant growth in its white label portfolio.

Cabana Club & ELITE

The Company’s Cabana Club and ELITE loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.73 million members in Canada, which is up 27% in the past year. Over the long term the Company anticipates exceeding 3 million Cabana Club members in Canada. ELITE, the paid membership tier now exceeds 186,000 members in Canada—after growing by 62% compared to last year—with additional members being onboarded daily.

Europe
High Tide’s German medical cannabis subsidiary, Remexian Pharma GmbH, has continued to gain momentum since the Company’s acquisition of a majority stake, with market share increasing from 6.5% to 10.5% in the first six months post-transaction. The Company notes that while industry data is not available, Remexian’s shipments have increased 44% since the three months ended March 31, 2026. Management is encouraged by this strong and increasingly bullish trajectory and believes the Company is well positioned to sustain, and potentially grow, its share of the German medical cannabis market, supported by its unmatched Canadian supply relationships and the continued growth of Germany’s medical cannabis sector. The record tonnage distributed by Remexian during the third fiscal quarter provides further evidence of this positive momentum and, assuming the current regulatory framework remains materially unchanged, could be indicative of the scale and growth potential of the business in the quarters ahead. The Company continues to assess potential opportunities in other European jurisdictions and is committed to being strategic on any entry with the aim of maximizing shareholder value.
United States

The Company's conviction in the long-term opportunity for its U.S. hemp-derived CBD subsidiaries continues to be reinforced by an evolving federal policy environment. Consistent with the rationale behind their becoming founding members of the U.S. National Compassionate Care Council, the Company and its subsidiary, NuLeaf Naturals, remain focused on helping to shape thoughtful federal and state medical cannabis policy while supporting efforts to expand patient access to cannabinoid therapies.
Federal reform in the U.S. has continued to accelerate. On April 23, 2026, the U.S. Department of Justice and Drug Enforcement Administration (DEA) moved FDA-approved cannabis drug products and cannabis subject to a state medical marijuana license from Schedule I to Schedule III of the Controlled Substances Act, the most significant shift in U.S. federal cannabis regulation in decades. Building on that order, the DEA conducted an administrative hearing between June 29 and July 15, 2026, to consider the broader rescheduling of cannabis from Schedule I to Schedule III.
The Company believes that broader rescheduling, if ultimately implemented, could have significant implications for the U.S. cannabis industry, including the listing policies of major North American capital markets exchanges. High Tide is actively assessing whether broader rescheduling could create a pathway for exchange-listed companies to participate directly in the U.S. state-legal adult-use cannabis market while maintaining their existing listings. The Company has initiated outreach to the Nasdaq Stock Exchange and the TSX Venture Exchange to better understand how broader federal rescheduling could impact their respective listing policies and, ultimately, High Tide's ability to pursue opportunities in the U.S. adult-use cannabis sector.
The Company continues to engage with multiple counterparties in the U.S. to explore potential opportunities.

4

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Selected financial highlights and operating performance

	Three months ended July 31,			Nine months ended July 31,
	2026	2025		2026	2025
	$	$	▲	$	$	▲
Free cash flow(i)	7,017	7,682	(9)%	11,438	10,678	7%
Net cash provided by operating activities	10,091	10,650	(5)%	20,384	19,588	4%
Revenue	198,818	149,690	33%	556,443	429,955	29%
Gross profit	52,746	40,091	32%	145,546	111,002	31%
Gross margin(ii)	27%	27%	—%	26%	26%	—%
Operating expense(iii)	(36,514)	(29,448)	24%	(105,423)	(85,208)	24%
Operating expense as a % of revenue(iv)	18%	20%	(2)%	19%	20%	(1)%
Total expenses	(44,036)	(36,352)	21%	(128,368)	(106,264)	21%
Income from operations	8,710	3,739	133%	17,178	4,738	263%
Adjusted EBITDA(v)	16,232	10,643	53%	41,605	25,794	61%
Adjusted EBITDA as a percentage of revenue(vi)	8%	7%	1%	7%	6%	1%
Net income (loss)	12,748	832	—	12,420	(4,693)	—
Adjusted net income (loss)(vii)	2,246	875	157%	(606)	(4,650)	(87)%
Basic income (loss) per share	0.13	0.01	—	0.14	(0.06)	—
Diluted income (loss) per share	0.12	0.01	—	0.13	(0.06)	—
(i)Free cash flow is a non-IFRS financial measure prepared based on the calculation described under "Free cash flow" on page 9.
(ii)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages, and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Operating expense as a % of revenue is a non-IFRS financial measure. This metric is calculated as operating expense divided by revenue.
(v)Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is provided in the “EBITDA and Adjusted EBITDA" section on page 8.
(vi)Adjusted EBITDA as a percentage of revenue is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
(vii)Adjusted net income (loss) is a non-IFRS financial measure calculated by excluding the fair value changes in the derivative liability and long-term contract asset from net income (loss).

The key factors affecting the results for the three months ended July 31, 2026, were:

•Revenue – The revenue increased by 33%, or $49,128, compared with the same period of 2025, driven by growth across both operating segments, including a $38,229 contribution from the medical cannabis distribution segment and a $10,899 increase in revenue from the bricks-and-mortar segment.

•Gross margin – The gross margin remained consistent compared with the same period of 2025, while gross profit increased by 32% to $52,746 for the three months ended July 31, 2026, from $40,091 in the comparative period.

•Operating expense – Operating expense increased, but at a lower rate than revenue growth, primarily reflecting the addition of Remexian’s cost base following its acquisition and continued cost discipline in the bricks-and-mortar segment. Operating expense as a percentage of revenue improved by 2 percentage points during the three months ended July 31, 2026, compared with the same period of 2025.

•Adjusted EBITDA margin – Adjusted EBITDA margin increased by 1% compared with the same period of 2025, primarily reflecting higher gross profit combined with disciplined cost management.

•Free cash flow – Despite increased working capital requirements associated with new store openings and international expansion, the Company continued to generate positive free cash flow, reflecting disciplined capital management and the strength of its underlying operations. The free cash flow was $7,017, compared with $7,682 in the same period of 2025.

5

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Revenue and gross margin

The following table presents product-wise revenue and consolidated gross margin.

	Three months ended July 31			Nine months ended July 31,
	2026	2025		2026	2025
	$	$	▲	$	$	▲
Cannabis, hemp-derived products and other revenue	193,286	143,946	34%	539,194	410,252	31%
Consumption accessories	5,532	5,744	(4)%	17,249	19,703	(12)%
Revenue	198,818	149,690	33%	556,443	429,955	29%
Gross profit	52,746	40,091	32%	145,546	111,002	31%
Gross margin(i)	27%	27%	—%	26%	26%	—%

The following table presents revenue and gross margin percentages by segment.

	Three months ended July 31,			Nine months ended July 31,
	2026	2025		2026	2025
	$	$	▲	$	$	▲
Bricks-and-mortar	160,589	149,690	7%	461,596	429,955	7%
Medical cannabis distribution	38,229	—	—	94,847	—	—
Revenue	198,818	149,690	33%	556,443	429,955	29%

Gross margin - bricks-and-mortar(i)	27%	27%	—%	27%	26%	1%
Adjusted gross margin - medical cannabis distribution(ii)	26%	—%	—	23%	—%	—
(i)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(ii)Adjusted gross margin is a non-IFRS financial measure. This metric is calculated as gross margin excluding non-cash inventory fair value related to Remexian inventory.

YoY
Revenue for the three and nine months ended July 31, 2026 increased by 33% to $198,818 and 29% to $556,443, respectively, compared with the corresponding periods of 2025. The increase was primarily attributable to:

•Revenue generated by the medical cannabis distribution segment, acquired through the acquisition of Remexian in September 2025, which contributed $38,229 and $94,847 in revenue for the three- and nine-month periods, respectively.

•Growth in the bricks-and-mortar segment contributed an additional revenue of $10,899 and $31,641 for the three- and nine-month periods, respectively, primarily driven by revenue generated from new store openings.

Gross margin remained consistent at 27% for the three months ended July 31, 2026 and 26% for the nine months ended July 31, 2026, compared with the corresponding periods of 2025. Within the segments:
•The bricks-and-mortar segment generated gross margins of 27% for both the three- and nine-month periods ended July 31, 2026, compared with 27% and 26%, respectively, in the corresponding periods of 2025, reflecting the Company's continued focus on margin-accretive initiatives, including the expansion of white-label product offerings and growth in Elite memberships.
•The medical cannabis distribution segment's adjusted gross margin was 26% and 23% for the three- and nine-month periods, respectively; as the segment was acquired in September 2025, there is no comparative period.
QoQ

Revenue increased by 11% quarter-over-quarter to $198,818 for the three months ended July 31, 2026, from $179,296 in Q2 2026. Gross margin remained consistent at 27% compared with Q2 2026.

6

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Total Expenses

	Three months ended July 31,			Nine months ended July 31,
	2026	2025		2026	2025
	$	$	▲	$	$	▲
Salaries, wages and benefits	22,607	18,288	24%	64,993	53,345	22%
General and administration	7,833	6,623	18%	22,467	18,954	19%
Professional fees	3,220	2,301	40%	9,476	5,800	63%
Advertising and promotion	981	592	66%	2,849	2,534	12%
Interest and bank charges	1,873	1,644	14%	5,638	4,575	23%
Operating expense(i)	36,514	29,448	24%	105,423	85,208	24%
Depreciation and amortization	6,644	6,080	9%	20,816	17,807	17%
Share-based compensation	878	824	7%	2,129	3,249	(34)%
Total expense	44,036	36,352	21%	128,368	106,264	21%
Total expenses as a % of revenue(ii)	22%	24%	(2)%	23%	25%	(2)%

Total expenses as a percentage of revenue

	Three months ended July 31,			Nine months ended July 31,
	2026	2025		2026	2025
			▲			▲
Salaries, wages and benefits	11%	12%	(1)%	12%	12%	—%
General and administration	4%	4%	—%	4%	4%	—%
Professional fees	2%	2%	—%	2%	1%	1%
Advertising and promotion	—%	—%	—%	1%	1%	—%
Interest and bank charges	1%	1%	—%	1%	1%	—%
Operating expense(i)	18%	20%	(2)%	19%	20%	(1)%
Depreciation and amortization	3%	4%	(1)%	4%	4%	—%
Share-based compensation	—%	1%	—%	—%	1%	(1)%
Total expenses as a % of revenue	22%	24%	(2)%	23%	25%	(2)%
(i)Operating expense is a non-IFRS measure and includes salaries, wages, and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(ii)Total expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing total expenses by revenue.

YoY

Salaries, wages and benefits as a percentage of revenue decreased by 1% and remained consistent for the three and nine months ended July 31, 2026, respectively, compared with the corresponding periods of 2025. The decrease reflects strategic workforce management and operating leverage as the Company continued to expand its store portfolio and international footprint.

Operating expense as a percentage of revenue decreased by 2% and 1% for the three and nine months ended July 31, 2026, respectively, compared with the corresponding periods of 2025, reflecting the Company's continued focus on cost discipline and operational efficiency.

QoQ
Salaries, wages and benefits as a percentage of revenue decreased by 1% compared to Q2 2026, while operating expenses as a percentage of revenue decreased by 2%, reflecting operating leverage as revenue growth outpaced the increase in operating costs.

7

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net income (loss) for the period, before income/deferred tax (recovery) expense, accretion and interest expense, depreciation and amortization, inventory fair value, foreign exchange gain (loss), transaction and acquisition costs, other (gain) loss, impairment loss, share-based compensation, loss (gain) on fair value change in derivative liability, and loss on fair value change in the long term contract asset.

The reconciling items between net income (loss), EBITDA, and Adjusted EBITDA are as follows:

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net income (loss)	12,748	24	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)
Income/deferred tax (recovery) expense	(93)	295	40	(178)	69	46	38	(153)
Accretion and interest	3,531	3,151	3,155	1,213	1,795	1,950	2,101	2,308
Depreciation and amortization	6,644	6,146	8,026	6,503	6,080	5,880	5,847	5,362
EBITDA(i)	22,830	9,616	10,869	(39,173)	8,776	5,040	5,297	2,715
Inventory fair value	—	792	690	865	—	—	—	—
Foreign exchange loss (gain)	979	(212)	(144)	333	120	114	(13)	5
Transaction and acquisition costs	2,047	2,077	2,958	2,682	881	1,616	630	773
Other (gain) loss	—	—	—	(41)	(1)	42	—	(874)
Impairment loss	—	—	—	23,564	—	—	—	4,964
Share-based compensation	878	881	370	668	824	1,250	1,175	750
(Gain) loss on fair value change in derivative liability	(11,787)	762	(3,286)	23,516	43	—	—	(88)
Loss on fair value change in long term contract asset	1,285	—	—	—	—	—	—	—
Adjusted EBITDA(i)	16,232	13,916	11,457	12,414	10,643	8,062	7,089	8,245
Adjusted EBITDA margin(ii)	8%	8%	6%	8%	7%	6%	5%	6%
Adjusted EBITDA - trailing twelve months	54,019	48,430	42,576	38,208	34,039	33,010	34,989	38,335
(i)EBITDA and Adjusted EBITDA are non-IFRS financial measures.
(ii)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.

YoY

Adjusted EBITDA margin increased to 8% for the three months ended July 31, 2026, compared with 7% in the corresponding period of 2025. The improvement primarily reflects higher revenue, improved profitability in the medical cannabis distribution segment and operating leverage across the Company’s retail operations.

QoQ
Adjusted EBITDA margin remained consistent at 8% for the three months ended July 31, 2026, compared with Q2 2026. Adjusted EBITDA increased to $16,232 from $13,916, primarily reflecting higher revenue in both segments.

8

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Free cash flow
The Company defines free cash flow as net cash provided by operating activities, less sustaining capex and lease liability payments, as presented in the table below. Sustaining capex represents leasehold improvements and maintenance capital expenditures required to support the existing business which excludes growth capex. Free cash flow is a non-IFRS financial measure and may not be comparable to similarly titled measures used by other entities. The most directly comparable IFRS measure is net cash provided by operating activities, as presented in the condensed interim consolidated statements of cash flows. Free cash flow should not be viewed as a measure of liquidity or as a substitute for financial measures prepared in accordance with IFRS.

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Cash flow from operating activities	11,886	8,752	5,486	6,599	8,231	4,686	4,644	6,179
Changes in non-cash working capital	(1,795)	(4,319)	374	(2,321)	2,419	3,569	(3,961)	3,473
Net cash provided by operating activities	10,091	4,433	5,860	4,278	10,650	8,255	683	9,652
Sustaining capex	(492)	(289)	(286)	(345)	(460)	(692)	(361)	(533)
Lease liability payments	(2,582)	(2,662)	(2,635)	(2,610)	(2,508)	(2,667)	(2,222)	(3,211)
Free cash flow(i)	7,017	1,482	2,939	1,323	7,682	4,896	(1,900)	5,908
Free cash flow - trailing twelve months	12,761	13,426	16,840	12,001	16,586	11,996	16,483	21,991
(i)Free cash flow is a non-IFRS measure.

Despite the increased working capital requirements associated with new store openings and international expansion, the Company continued to generate positive free cash flow of $7,017, reflecting disciplined capital management and the underlying strength of its operations.

9

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Segmented operations:
Effective February 1, 2026, the Company combined its bricks-and-mortar retail and e-commerce segments into a single bricks-and-mortar segment, reflecting the manner in which the chief operating decision maker reviews operating performance and allocates resources. Accordingly, the Company now reports two operating segments: bricks-and-mortar and medical cannabis distribution. Comparative segment information has been re-presented to conform to the current period presentation. There have been no changes to the underlying data used to prepare the comparative reporting segments from those disclosed in the annual MD&A for the year ended October 31, 2025.

Performance by operational segment:

10

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following table presents the financial position of the operating segments:

	Bricks-and- mortar	Bricks-and- mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
As at July 31, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Current assets	90,776	92,028	55,235	44,857	146,011	136,885
Non-current assets	162,631	146,626	60,707	65,551	223,338	212,177
Current liabilities	49,951	58,990	47,619	40,929	97,569	99,919
Non-current liabilities	127,786	136,098	24,065	10,258	151,851	146,356

11

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following tables present the segment results for the three and nine months ended July 31, 2026 and 2025.

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the three months ended July 31,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Revenue	160,589	149,690	38,229	—	198,818	149,690
Gross profit	42,734	40,091	10,012	—	52,746	40,091
Gross margin(i)	27%	27%	26%	—	27%	27%
Adjusted gross margin(ii)	27%	27%	26%	—	27%	27%
Operating expense(iii)	30,916	29,448	5,598	—	36,514	29,448
Income (loss) from operations	6,362	3,739	2,348	—	8,710	3,739
Adjusted EBITDA(iv)	11,818	10,643	4,414	—	16,232	10,643
Adjusted EBITDA margin(v)	7%	7%	12%	—	8%	7%

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the nine months ended July 31,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Revenue	461,596	429,955	94,847	—	556,443	429,955
Gross profit (loss)	125,519	111,002	20,027	—	145,546	111,002
Gross margin(i)	27%	26%	21%	—	26%	26%
Adjusted gross margin(ii)	27%	26%	23%	—	26%	26%
Operating expense(iii)	91,255	85,208	14,168	—	105,423	85,208
Income (loss) from operations	17,332	4,738	(154)	—	17,178	4,738
Adjusted EBITDA(iv)	34,265	25,794	7,340	—	41,605	25,794
Adjusted EBITDA margin(v)	7%	6%	8%	—	7%	6%

(i)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(ii)Adjusted gross margin is a non-IFRS measure. This metric is calculated as gross margin excluding non-cash inventory fair value related to Remexian inventory.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net income (loss) is provided under “Selected financial highlights and operating performance".
(v)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
Corporate overhead is allocated to the bricks-and-mortar and medical cannabis distribution segments based on each segment’s percentage of revenue. For the three months ended July 31, 2026, allocations were 81% to bricks-and-mortar and 19% to medical cannabis distribution (July 31, 2025: 100% and nil, respectively). For the nine months ended July 31, 2026, allocations were 83% and 17%, respectively (July 31, 2025: 100% and nil, respectively).

Bricks-and-Mortar Segment – Revenue increased by 7% for both the three- and nine-month periods ended July 31, 2026, while gross margin remained consistent at 27% for the three months ended July 31, 2026, and improved to 27% from 26% for the nine months ended July 31, 2026, reflecting the Company's continued focus on margin-accretive initiatives, including the expansion of white-label product offerings and Elite memberships, which contributed to strong growth in Adjusted EBITDA.

Medical Cannabis Distribution Segment – The segment made a meaningful contribution to the Company's consolidated results, driving significant improvements in gross profit and Adjusted EBITDA.

12

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Bricks-and-mortar performance

	Three months ended July 31			Nine months ended July 31,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Cannabis, hemp-derived products and other revenue	154,966	143,946	8%	444,347	410,252	8%
Consumption accessories	5,623	5,744	(2)%	17,249	19,703	(12)%
Revenue	160,589	149,690	7%	461,596	429,955	7%
Cost of sales	117,855	109,599	8%	336,077	318,953	5%
Gross profit	42,734	40,091	7%	125,519	111,002	13%
Gross margin(i)	27%	27%	—%	27%	26%	1%
Operating expense(ii)	30,916	29,448	5%	91,255	85,208	7%
Depreciation and amortization	4,745	6,080	(22)%	15,174	17,807	(15)%
Share-based compensation	711	824	(14)%	1,759	3,249	(46)%
Total expenses	36,372	36,352	—%	108,187	106,264	2%
Income from operations	6,362	3,739	70%	17,332	4,738	266%
Adjusted EBITDA(i)	11,818	10,643	11%	34,265	25,794	33%
Adjusted EBITDA margin(iii)	7%	7%	—%	7%	6%	1%
Salaries, wages and benefits as a % of revenue(iv)	13%	12%	1%	13%	12%	1%
Operating expense as a % of revenue(v)	19%	20%	(1)%	20%	20%	—%
(i)Gross margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures.
(ii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iii)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
(iv)Salaries, wages and benefits as a % of revenue is a non-IFRS measure. This metric is calculated as Salaries, wages and benefits divided by revenue.
(v)Operating expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing operating expense by revenue.

YoY
Revenue increased by 7% to $160,589 and by 7% to $461,596 for the three and nine months ended July 31, 2026, respectively, compared with $149,690 and $429,955 in the corresponding periods of 2025. This increase was primarily driven by the expansion of the Company's retail footprint through new store openings. Gross margin remained consistent at 27% for the three months ended July 31, 2026, compared with the corresponding period of 2025, and improved to 27% for the nine months ended July 31, 2026, compared with 26% in the corresponding period of 2025, reflecting the Company's continued focus on margin-accretive initiatives, including the expansion of white-label products and growth in Elite memberships.

The Adjusted EBITDA margin remained consistent at 7% for the three months ended July 31, 2026, compared with the corresponding period of 2025, and improved to 7% for the nine months ended July 31, 2026, compared with 6% in the corresponding period of 2025, primarily reflecting improved gross margins, strategic workforce management and continued cost discipline.
QoQ
Revenue increased by 9% to $160,589 for the three months ended July 31, 2026, compared to $147,657 in Q2 2026. The increase was primarily attributable to a full quarter of trading without the headwind from fewer operating days experienced in Q2 2026, together with continued new store openings. Gross margin decreased slightly to 27% from 28% in Q2 2026. Adjusted EBITDA margin remained consistent at 7%, as continued cost discipline largely offset the lower gross margin.

13

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Medical cannabis distribution segment performance

	Three months ended July 31,			Nine months ended July 31,
	2026	2025	Change	2026	2025	Change
	$	$	∆	$	$	∆
Cannabis and hemp-derived products	38,320	—	38,320	94,847	—	94,847
Consumption accessories	(91)	—	(91)	—	—	—
Revenue	38,229	—	38,229	94,847	—	94,847
Cost of sales	28,217	—	28,217	73,338	—	73,338
Inventory fair value	—	—	—	1,482	—	1,482
Gross profit	10,012	—	10,012	20,027	—	20,027
Adjusted gross profit(i)	10,012	—	10,012	21,509	—	21,509
Adjusted gross margin(ii)	26%	—	—	23%	—	—
Operating expense(iii)	5,598	—	5,598	14,168	—	14,168
Depreciation and amortization	1,899	—	1,899	5,642	—	5,642
Share-based compensation	167	—	167	370	—	370
Total expenses	7,664	—	7,664	20,181	—	20,181
Income (loss) from operations	2,348	—	2,348	(154)	—	(154)
Adjusted EBITDA	4,414	—	4,414	7,340	—	7,340
Adjusted EBITDA margin(iv)	12%	—	—	8%	—	—
Salaries, wages and benefits as a % of revenue(v)	6%	—	—	6%	—	—
Operating expense as a % of revenue(vi)	15%	—	—	15%	—	—
(i)Adjusted gross profit is a non-IFRS financial measure. This metric is calculated by excluding non-cash inventory fair value related to Remexian inventory from gross profit.
(ii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue.
(iii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iv)Adjusted EBITDA margin is a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
(v)Salaries, wages and benefits as a % of revenue is a non-IFRS measure. This metric is calculated as Salaries, wages and benefits divided by revenue.
(vi)Operating expense as a % of revenue is a non-IFRS financial measure and is calculated by dividing operating expense by revenue.

YoY
Following the acquisition of Remexian on September 2, 2025, the nine months ended July 31, 2026 represent the first full nine-month reporting period for the medical cannabis distribution segment. Accordingly, the segment’s results are not directly comparable with the corresponding periods in 2025.

For the three and nine months ended July 31, 2026, the segment generated revenue of $38,229 and $94,847, respectively. The segment achieved adjusted gross margin of 26% and 23%, respectively, primarily driven by supply-chain leverage, favorable vendor pricing and continued optimization of the product mix.
QoQ
The 21% increase in revenue to $38,229 for the three months ended July 31, 2026, compared with $31,639 in Q2 2026, was primarily driven by higher sales volumes and increased tonnage sold during the quarter. Adjusted gross margin decreased slightly to 26% from 27% in Q2 2026, while the segment continued to generate a strong profitability profile.

14

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by geographical market:

Geographical markets reflect revenue based on the geographical locations of the customers generating the revenue. The following provides an overview of the above-mentioned geographical markets. The Company's geographic markets are characterized as follows:
Canada: Within Canada, the Company operates retail cannabis stores under the Canna Cabana banner and maintains warehouse operations that primarily support and supply its retail locations. During the three months ended July 31, 2026, the Company expanded its Canadian retail presence through the acquisition of Northern Helm, comprising of four retail cannabis stores in Ontario.

USA: The Company operates a consumption accessories warehouse in Las Vegas and a CBD manufacturing facility in Denver, which services its e-commerce platforms within the USA, including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FAB CBD.
International: Within the International market, the Company operates its Blessed CBD e-commerce platform, which primarily serves the UK market. On September 2, 2025, the Company expanded its international presence through the acquisition of Remexian, which added medical cannabis distribution operations in Germany.

Geographic markets vs. operating segments
The Canada and USA geographic markets generally correspond to the bricks-and-mortar operating segment. The International geographic market primarily includes the medical cannabis distribution segment. Variances between geographic market and operating segment results primarily reflect differences in the allocation of corporate overhead, which is assigned to operating segments based on revenue but recorded by geographic market based on the location where costs are incurred, primarily in Canada.

15

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Geographical markets

16

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following table presents information by the Company’s geographical market for the three months ended July 31, 2026 with comparative information for 2025.

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$

Revenue	157,389	145,792	3,017	3,746	38,412	152	198,818	149,690
Cost of sales	115,466	106,904	2,209	2,600	28,397	95	146,072	109,599
Gross profit	41,923	38,888	808	1,146	10,015	57	52,746	40,091
Gross margin(i)	27%	27%	27%	31%	26%	38%	27%	27%
Total expenses	35,255	32,410	2,439	3,709	6,342	233	44,036	36,352
Income (loss) from operations	6,668	6,478	(1,631)	(2,563)	3,673	(176)	8,710	3,739
Depreciation and amortization	4,425	5,256	331	822	1,888	2	6,644	6,080
Share-based compensation	878	824	—	—	—	—	878	824
Adjusted EBITDA(i)	11,971	12,558	(1,300)	(1,741)	5,561	(174)	16,232	10,643
The following table presents information by the Company’s geographical market for the nine months ended July 31, 2026 with comparative information for 2025.

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31,	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$

Revenue	451,410	414,597	9,709	14,746	95,324	612	556,443	429,955
Cost of sales	328,568	308,435	7,142	10,144	73,705	374	409,415	318,953
Inventory fair value	—	—	—	—	1,482	—	1,482	—
Gross profit	122,842	106,162	2,567	4,602	20,137	238	145,546	111,002
Gross margin(i)	27%	26%	26%	31%	21%	39%	26%	26%
Adjusted gross margin(ii)	27%	26%	26%	31%	23%	39%	26%	26%
Total expenses	104,219	94,209	7,221	11,122	16,928	933	128,368	106,264
Income (loss) from operations	18,623	11,953	(4,654)	(6,520)	3,209	(695)	17,178	4,738
Depreciation and amortization	14,251	15,323	1,003	2,428	5,562	56	20,816	17,807
Share-based compensation	2,129	3,249	—	—	—	—	2,129	3,249
Inventory fair value	—	—	—	—	1,482	—	1,482	—
Adjusted EBITDA(iii)	35,003	30,525	(3,651)	(4,092)	10,253	(639)	41,605	25,794
(i)Gross margin is a non-IFRS financial measure. Gross margin is calculated by dividing gross profit by revenue.
(ii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding the inventory fair value from gross profit.
(iii)Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “EBITDA and Adjusted EBITDA" section.

17

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following table presents selected financial position information by the Company’s geographical market as at July 31, 2026, with comparative information as at October 31, 2025.

	Canada	Canada	USA	USA	International	International	Total	Total
As at July 31, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$	$	$
Current assets	86,896	84,442	6,072	6,824	53,043	45,619	146,011	136,885
Non-current assets	158,800	143,604	2,523	2,587	62,015	65,986	223,338	212,177
Current liabilities	47,586	55,763	3,683	2,832	46,300	41,324	97,569	99,919
Non-current liabilities	140,892	134,918	1,972	1,509	8,987	9,929	151,851	146,356

Canada
The Company remains focused on expanding its presence across the provinces in which it operates. During the nine-month period from November 1, 2025 to July 31, 2026, the Company expanded its Canadian footprint through the opening of 18 new stores. Revenue from Canadian operations increased by 9% for the nine months ended July 31, 2026, compared to the corresponding period in 2025, primarily driven by continued store expansion. Canada remained the Company's largest market, contributing 81% of total revenue during the period.
USA

For the nine months ended July 31, 2026, the U.S. market contributed 2% of total revenue, compared with 3% for the corresponding period ended July 31, 2025.
International
For the nine months ended July 31, 2026, international markets contributed 17% of total revenue, compared with less than 1% of total revenue in the corresponding period ended July 31, 2025. International revenue increased to $95,324 from $612 in the prior-year period, primarily reflecting the contribution of the medical cannabis distribution business in Germany acquired through the Remexian acquisition.

18

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of quarterly results
The following table presents selected unaudited financial information for the eight most recently completed quarters. The information has been prepared in accordance with IFRS Accounting Standards, except for certain non-IFRS financial measures.

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Free cash flow(i)	7,017	1,482	2,939	1,323	7,682	4,896	(1,900)	5,908
Cash and cash equivalents, and restricted cash	47,122	36,521	46,374	47,883	63,809	34,692	33,341	47,267
Cannabis, hemp-derived products and other	193,286	173,562	172,346	158,538	143,946	131,389	134,917	131,167
Consumption accessories	5,532	5,734	5,983	5,493	5,744	6,415	7,544	7,128
Revenue	198,818	179,296	178,329	164,031	149,690	137,804	142,461	138,295
Revenue - QoQ change (%)	11%	1%	9%	10%	9%	(3)%	3%	5%
Gross profit	52,746	48,391	44,409	42,528	40,091	35,471	35,440	35,755
Gross profit - QoQ change	4,355	3,982	1,881	2,437	4,620	31	(315)	301
Gross margin(i)	27%	27%	25%	26%	27%	26%	25%	26%
Salaries, wages and benefits	22,607	21,281	21,105	18,814	18,288	17,476	17,581	17,083
General and administration	7,833	7,241	7,393	7,099	6,623	5,768	6,563	5,856
Professional fees	3,220	3,819	2,437	2,669	2,301	1,690	1,809	1,919
Advertising and promotion	981	924	944	651	592	1,030	912	1,012
Interest and bank charges	1,873	2,002	1,763	1,746	1,644	1,445	1,486	1,640
Operating expense(ii)	36,514	35,267	33,642	30,979	29,448	27,409	28,351	27,510
Operating expense as a % of revenue	18%	20%	19%	19%	20%	20%	20%	20%
Adjusted EBITDA (i)	16,232	13,916	11,457	12,414	10,643	8,062	7,089	8,245
Adjusted EBITDA margin(i)	8%	8%	6%	8%	7%	6%	5%	6%
Income (loss) from operations	8,710	6,097	2,371	(19,186)	3,739	932	67	(2,831)
Net income (loss)	12,748	24	(352)	(46,711)	832	(2,836)	(2,689)	(4,802)
Basic income (loss) per share	0.13	—	0.01	(0.56)	0.01	(0.04)	(0.03)	(0.06)
Diluted income (loss) per share	0.12	—	0.01	(0.56)	0.01	(0.04)	(0.03)	(0.06)
(i)Free cash flow, gross margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures, and accordingly, the Company’s use of such terms may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is provided in the “EBITDA and Adjusted EBITDA" section of “Selected Financial Highlights and Operating Performance” section.
(ii)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.
(iii)Adjusted gross margin is a non-IFRS financial measure. Adjusted gross profit is calculated by excluding the inventory fair value from gross profit. Adjusted gross margin is calculated by dividing adjusted gross profit by revenue.

Operating expenses increased to $36,514 for the three months ended July 31, 2026, from $29,448 in the corresponding period of 2025, primarily reflecting the expansion of the Company's store portfolio and the inclusion of the medical cannabis distribution segment. As a percentage of revenue, operating expenses improved to 18% from 20% in Q3 2025, demonstrating operating leverage and continued cost discipline.

QoQ
Operating expenses were $36,514 for the three months ended July 31, 2026, compared to $35,267 in Q2 2026, primarily due to higher salaries and wages associated with additional operating days in the quarter. As a percentage of revenue, operating expenses improved to 18% from 20% in Q2 2026, primarily due to fixed operating expenses being spread over a larger revenue base.

19

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Quarterly operating expenses as a percentage of revenue
The table below shows that Operating expenses as a percentage of revenue have shown a declining trend, reaching 18% in Q3 2026, the lowest level in the eight quarters presented and 2 percentage points below Q3 2025.

	2026			2025				2024
As a percentage of revenue	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Salaries, wages and benefits	11%	12%	12%	11%	12%	13%	12%	12%
General and administration	4%	4%	4%	4%	4%	4%	5%	4%
Professional fees	2%	2%	1%	2%	2%	1%	1%	1%
Advertising and promotion	—%	1%	1%	—%	—%	1%	1%	1%
Interest and bank charges	1%	1%	1%	1%	1%	1%	1%	1%
Operating expense(i)	18%	20%	19%	19%	20%	20%	20%	20%
(i)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.

Quarterly performance of bricks-and-mortar segment
The following table presents the performance of the core bricks-and-mortar segment over the past eight quarters. The segment represented 81% of total revenue for the three months ended July 31, 2026.

	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Store count	229	221	218	211	203	195	189	186

Revenue	160,589	147,657	153,350	154,221	149,690	137,804	142,461	138,295
% change	9%	(4)%	(1)%	3%	9%	(3)%	3%	5%
Gross profit	42,734	40,685	42,100	42,140	40,091	35,471	35,440	35,755
Gross margin	27%	28%	27%	27%	27%	26%	25%	26%
Operating expense(i)	30,916	29,959	30,378	29,709	29,448	27,409	28,351	27,510
Depreciation and amortization	4,745	4,270	6,160	5,336	6,080	5,880	5,847	5,362
Share-based compensation	711	732	317	655	824	1,250	1,175	750
Impairment loss	—	—	—	23,564	—	—	—	4,964
Total expense	36,372	34,960	36,855	59,264	36,352	34,539	35,373	38,586
Income from operations	6,362	5,725	5,245	(17,123)	3,739	932	67	(2,831)
Adjusted EBITDA	11,818	10,727	11,722	12,432	10,643	8,062	7,089	8,245
Adjusted EBITDA margin	7%	7%	8%	8%	7%	6%	5%	6%
(i)Operating expense is a non-IFRS measure and includes salaries, wages and benefits, general & administration, professional fees, advertising & promotion, and interest & bank charges.

20

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

21

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Financial position, liquidity and capital resources:

Assets	July 31, 2026	October 31, 2025	Change
Current assets	146,011	136,885	9,126
Non-current assets	223,338	212,177	11,161
Total assets	369,349	349,062	20,287
Liabilities
Current liabilities	97,569	99,919	(2,350)
Non-current liabilities	151,851	146,356	5,495
Total liabilities	249,420	246,275	3,145
Shareholders' equity	119,929	102,787	17,142
Total liabilities and shareholders' equity	369,349	349,062	20,287
Working capital	48,442	36,966	11,476
Financial position - total assets

Current assets increased by $9,126 to $146,011, primarily driven by an increase in trade and other receivables and prepaid expenses and deposits, partially offset by a decrease in cash and cash equivalents. Non-current assets increased by $11,161 to $223,338, primarily driven by growth in right-of-use assets, partially offset by the derecognition of the long-term contract asset.

Financial position - total liabilities

Current liabilities decreased by $2,350 to $97,569, primarily due to decreases in derivative liabilities and interest-bearing loans and borrowings, partially offset by higher accounts payable and accrued liabilities and income taxes payable. Non-current liabilities increased by $5,495 to $151,851, primarily due to higher lease liabilities and notes payable, partially offset by a decrease in derivative liabilities.

Financial position - shareholders' equity

Shareholders’ equity increased by $17,142 to $119,929 for the nine months ended July 31, 2026, primarily driven by net income for the period.

Financial position - working capital

Working capital increased by $11,476 to $48,442, primarily due to the growth in current assets, partially supported by the reduction in current liabilities.

22

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Cash flow overview
The following table presents a summary of the Company’s cash flow for the nine months ended July 31, 2026 and July 31, 2025.

	July 31, 2026	July 31, 2025	Change
Net cash provided by operating activities	20,384	19,588	796
Net cash used in investing activities	(8,536)	(6,877)	(1,659)
Net cash (used in) provided by financing activities	(12,529)	4,263	(16,792)
Effect of foreign exchange on cash	(80)	(432)	352
Net (decrease) increase in cash	(761)	16,542	(17,303)
Cash and cash equivalents, and restricted cash, beginning of period	47,883	47,267	616
Cash and cash equivalents, and restricted cash, end of period	47,122	63,809	(16,687)
During the nine months ended July 31, 2026, cash and cash equivalents and restricted cash decreased by $761 to $47,122 (October 31, 2025: $47,883). The decrease was primarily driven by net cash used in financing activities and investing activities, partially offset by cash generated from operations. In comparison, cash and cash equivalents and restricted cash increased by $16,542 in the corresponding period of 2025, primarily due to proceeds from convertible debt of $24,790.

Cash flow overview - net cash provided by operating activities

Net cash provided by operating activities was $20,384 for the nine months ended July 31, 2026 (July 31, 2025: $19,588). The $796 increase was primarily driven by improved operating performance.
Cash flow overview - net cash used in investing activities

Net cash used in investing activities for the nine months ended July 31, 2026 was $8,536 (July 31, 2025: $6,877). Net cash used in investing activities increased by $1,659, primarily due to cash used for business combinations and acquisition of retail store leases, partially offset by lower purchases of property and equipment.
Cash flow overview - net cash used in financing activities

Net cash used in financing activities for the nine months ended July 31, 2026 was $12,529 (July 31, 2025: $4,263 of net cash provided), primarily due to the absence in 2026 of proceeds from convertible debt ($24,790 in 2025) and secured debentures ($4,360 in 2025), together with higher repayments of interest-bearing loans and borrowings of $17,437 compared with $2,804 in the corresponding period of 2025. These impacts were partially offset by proceeds from interest-bearing loans and borrowings, net of issue costs, of $14,530 in 2026 and lower repayments of notes payable of $977 compared with $14,172 in the corresponding period of 2025.
Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company’s capital structure consists of debt, equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash‐on‐hand and financing, as required.

23

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Liquidity and capital resources
The following table presents the maturities of the Company’s financial liabilities:

	Contractual Cash Flows	2026	2027-2028	2029-2030	2031 and beyond
	$	$	$	$	$
Accounts payable and accrued liabilities	52,565	52,565	—	—	—
Income tax payable	8,405	8,405	—	—	—
Undiscounted lease obligations	93,921	3,765	28,693	24,223	37,240
Notes payable	23,091	1,007	5,477	16,344	263
Interest bearing loans and borrowings	13,578	8,430	5,148	—	—
Secured debentures	20,558	454	3,605	16,499	—
Convertible debt	34,852	302	2,401	32,149	—
Total	246,970	74,928	45,324	89,215	37,503

The Company’s primary sources of liquidity and capital resources are cash on hand, cash generated from operations, and cash from debt and equity financings. As at July 31, 2026, the Company had cash and cash equivalents and restricted cash of $47,122 (October 31, 2025: $47,883). Management believes its liquidity is sufficient to meet working capital requirements, capital commitments, and debt obligations for at least the next twelve months.

Debt
The following table presents the Company’s debt and financing facilities in place during the quarter, in order of maturity.

Facility	Principal amount outstanding at July 31, 2026	July 31, 2026	October 31, 2025	Rate	Maturity
	$	$	$
Interest bearing loan - connectFirst(i)	6,016	6,016	9,104	Variable: Prime + 2.50%	Sept. 5, 2027
Secured debentures(i)	15,000	12,896	12,536	Fixed: 12% coupon	July 31, 2029
Notes payable - Remexian - vendor loan(i)	12,290	9,527	9,007	Fixed: 7%	Dec. 31, 2029
Notes payable - Northern Helm - vendor loan(i)	3,057	2,885	—	Fixed: 2%	July 30, 2030
Convertible debt – Cronos(i)	30,000	19,243	17,877	Fixed: 4% coupon	July 16, 2030
Recourse to High Tide	66,363	50,567	48,524
Interest bearing loan - working capital loan(i)	—	—	2,234	Fixed: 5%	Jan. 4, 2026
Interest bearing loan - German bank borrowing(i)	7,265	7,265	4,851	Variable: EURIBOR + 2.50%	Aug. 22, 2026
Notes payable - Remexian unsecured loans(i)	356	356	728	Fixed: 10% average rate	Oct. 31, 2026
Notes payable - term loan(i)	3,028	3,028	3,637	Fixed: 4.82%	Mar. 31, 2030
Notes payable - other loan(i)	209	67	67	Fixed: 3.75%	May 19, 2050
Non-recourse to High Tide(ii)	10,858	10,716	11,517
Total debt	77,221	61,283	60,041
(i)During the nine months ended July 31, 2026, Remexian increased its German bank borrowings, repaid the working capital loan in full, and made scheduled principal repayments on the term loan and unsecured loans. In connection with the Northern Helm acquisition, the Company assumed vendor take-back loans with an aggregate principal amount of $3,057. The Company also made scheduled monthly principal repayments on the connectFirst interest-bearing loan. In addition, the carrying amounts of the secured debentures, Remexian vendor loan and Cronos convertible debt increased during the period primarily due to accretion recognized.
(ii)Non-recourse debt means debt of a subsidiary of High Tide that is not guaranteed by High Tide or secured against its assets.
The Company was in compliance with covenants as of July 31, 2026.

The Company notes that Remexian is a 51%-owned subsidiary; however, the financing arrangements assumed in connection with the Remexian acquisition are fully included in the Company’s consolidated liabilities in accordance with IFRS.

24

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Derivative put option liability
The carrying value of the derivative liability, as at July 31, 2026, amounting to $48,385, represents the fair value estimate of the put option liability related to the 49% non-controlling interest in Remexian. Refer to note 16 of condensed interim consolidated financial statements. The fair value may differ from the ultimate settlement amount.

Management continues to monitor and review the key assumptions used in the valuation of the derivative liability on a regular basis consistent with the Company’s established financial reporting processes. This includes assessing the sensitivity of the valuation to changes in significant inputs, including forecasted operating results, discount rates, and other relevant assumptions. Given the judgment involved, management evaluates whether updated forecasts or changes in facts and circumstances during the quarter indicate that revisions to the derivative liability measurement are required. Any resulting changes in fair value are recognized in the period identified in accordance with IFRS Accounting Standards.

Off balance sheet transactions
The Company does not have any financial arrangements that are excluded from the financial statements as of July 31, 2026, nor are any such arrangements outstanding as of the date of this MD&A.

Summary of outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding
Common shares	89,142,614
Warrants	8,598,883
Stock options	1,894,580
RSUs	1,907,158

(i)Refer to the condensed interim consolidated financial statements for a detailed description of these securities.

ATM program

The Company has not issued equity via an ATM Program for the last six fiscal quarters.

During the three months ended January 31, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52. Pursuant to the Equity Distribution Agreement, a cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the year ended October 31, 2025. This ATM Program was effective until July 24, 2025, when the Canadian Shelf Prospectus was withdrawn in order to file a new base shelf prospectus on August 11, 2025.

On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. The shelf prospectus allows the Company to issue up to $100,000 (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV.

As at the date the financial statements were authorized for issue, no securities had been issued under the shelf and no at-the-market distribution agreement or prospectus supplement had been entered into.

25

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Transactions between related parties:
As of July 31, 2026, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing arrangements.
Operational transactions
An office and warehouse unit (27,000 sq ft) has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuation services company at prevailing market rates and has annual lease payments of $386 per annum. The current lease term is 5 years and ends on December 31, 2028, with one additional five-year extension option exercisable by the Company.
Following the acquisition of a controlling interest in Remexian on September 2, 2025, Remexian continued to receive facilities and operational support services from INOPHA under an existing service agreement, including seconded personnel support and the provision of services by Remexian’s managing director through INOPHA. INOPHA is considered a related party of the Company as it shares common key management personnel with Remexian, including the Chief Executive Officer, Stefan Adomeit. For the three and nine months ended July 31, 2026, the Company recognized $513 and $1,234 of expense in respect of these services, respectively (2025: nil and nil, respectively).

Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the “Credit Facility”), with Tranche 1 of $12,100, available in a single advance, and Tranche 2 of $6,900, available through multiple draws subject to specified pre-disbursement conditions. In connection with the Credit Facility, the President and Chief Executive Officer of the Company provided a limited recourse guarantee secured by $5,000 of High Tide Inc. shares held by the CEO and affiliates in favour of the Credit Union. The guarantee was available only after all collection efforts against High Tide Inc. had been exhausted, including the sale of High Tide Inc. Following the repayment and termination of the Credit Facility on August 7, 2026, the guarantee was discharged.
Financial instruments:
Please refer to Note 24 of the condensed interim consolidated financial statements for the three and nine months ended July 31, 2026 and 2025 for details on measurement, carrying value, fair value and related risks of financial instruments, which is hereby incorporated by reference into this MD&A. For the nine months ended July 31, 2026, the Company did not engage in hedging activities.

Disclosure controls and procedures and internal controls over financial reporting:
The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC). In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

26

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2026, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting (ICFR) was not effective as of July 31, 2026, due to a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following internal control deficiencies that constitute material weaknesses in the Company’s ICFR as of July 31, 2026.
The Company did not effectively design, implement, and operate effective controls over user access and change management for certain financial reporting systems, which affected the reliability of system-generated information used in financial reporting. In addition, controls over the preparation and review of financial information and related disclosures, primarily related to complex and non-routine transactions, were not designed or operating at a level sufficient to prevent or detect material misstatements on a timely basis. As of July 31, 2026, material weaknesses continue to exist in the operating effectiveness of IT general controls and controls over significant and non-routine accounting transactions because of insufficient capacity and expertise in its financial reporting function to identify and detect material misstatements.
Management has initiated remediation efforts to enhance IT general controls and to hire qualified resources to increase capacity and strengthen review procedures over non-routine and certain period-end accounting matters; however, these actions were not fully implemented or operating effectively as of July 31, 2026.
Cautionary note regarding forward-looking information:
Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•the business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed M&A);
•the Company’s future growth prospects and intentions to pursue one or more viable business opportunities;
•the development of the Company's business and future activities following the date of this MD&A;
•the closing of announced acquisitions;
•expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
•the ability of the Company to enter into new markets following cannabis legalization;
•expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally;
•the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•the Company’s strategic investments and capital expenditures, and related benefits;
•the distribution methods expected to be used by the Company to deliver its product offerings;
•same-store sales and consolidated gross margins continuing to increase;
•the competitive landscape within which the Company operates and the Company’s market share or reach;
•the performance of the business operations and activities of the Company;
•the number of additional cannabis retail store locations the Company proposes to add to its business;
•the Company’s ability to obtain, maintain and renew or extend applicable Authorizations, including the timing and impact of the receipt thereof;
•the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of acquired businesses;
•the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;

27

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
•the anticipated sales from continuing operations;
•the intention of the Company to complete any additional offering of securities of the Company and the aggregate proceeds that the Company will receive pursuant to its completed financings or any future offering;
•the Company’s expected use of the net proceeds from its completed financings or any future offering;
•the anticipated effects of the completed financings, or any future offering on the business and operations of the Company;
•the listing of Common Shares offered in any future offering;
•the Company’s ability to generate cash flow from operations and from financing activities and remain free cash flow positive throughout 2026;
•future initiatives to strengthen the performance of our e-commerce platforms;
•the Company continuing to increase its revenue;
•the Company continuing to integrate and expand its hemp-derived product brands;
•whether the Company will need additional working capital for the expansion of Remexian;
•Over the long term, the company anticipates significant growth in its white label portfolio;
•the Company continuing to increase its ELITE product offerings;
•the effects of the ELITE program on the business and operations of the Company;
•the ability of the Company to reach its goals of 350 stores nationwide and 3 million Cabana Club members;
•the ability of the Company to open over 20 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes;
•broader rescheduling of cannabis in the U.S. and potential opportunities for the Company;
•new white label products launching and sales of higher-margin white label brands growing;
•the ability to sustain and potentially expand its share of the German medical cannabis market and expand into additional European markets;
•the ability of the Company to use cash generated from existing operations to fund future locations;
•the Company hitting its forecasted revenue and sales projections;
•changes in general and administrative expenses;
•future business operations and activities and the timing thereof;
•the future tax liability of the Company;
•the estimated future contractual obligations of the Company; and
•the future liquidity, financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this MD&A and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.

28

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov/edgar, which risk factors are incorporated herein by reference.

Cautionary note regarding FOFI:
This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein is, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from its financings. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including free cash flow, gross margin, Sustaining capex, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Risk Assessment

Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. Risks facing our business, and that could cause actual results to differ materially from current expectation, may include, but are not limited to, risks and uncertainties that are discussed in greater detail in Schedule A to our current Annual Information Form (AIF) for the fiscal year ended October 31, 2025, and elsewhere in this MD&A, and may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov/edgar, which risk factors are incorporated herein by reference.

The Company's bricks-and-mortar business, which accounts for 81% of revenue, is domestically sourced and therefore has no US tariff impact. The Company’s e-commerce platforms, which represent 2% of consolidated revenue, consist predominantly of domestically sourced products, with less than 1% of total products sourced through a broker that imports products both domestically and internationally. In addition, the Company’s medical cannabis distribution business, which represents 17% of consolidated revenue, is currently not exposed to U.S. tariff risk. Based on the Company’s current sourcing profile, management expects the impact of U.S. tariffs on consolidated operations to be immaterial.

29

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Glossary of terms:
In this MD&A, unless otherwise indicated or if the context otherwise requires, “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the Canadian Prospectus Supplement and U.S. Prospectus Supplement on August 31, 2023, which allowed the Company to issue up to $30,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “Common Shares” means the common shares in the capital of the Company; “connectFirst” means connectFirst Credit Union Ltd.; "Credit Facility” has the meaning ascribed thereto under the heading “connectFirst Credit Facility”; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Equity Distribution Agreement” means the equity distribution agreement dated August 31, 2023 entered into among the Company and Agents associated with the ATM Program; “FABCBD” means Fab Nutrition, LLC.; “FOFI” means future oriented financial information; “GBP” means British pound sterling; “Grasscity” means collectively, SJV B.V. and SJV2 B.V.; “IAS” means International Accounting Standards; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions; “Management” means the management of the Company, as constituted from time to time; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “Remexian” means Remexian Pharma GmbH; “SEC” means the U.S. Securities and Exchange Commission; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “U.S.” means United States of America; “USD” means United States dollars; and “Warrants” means the Common Share purchase warrants of the Company.

30

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2026 and 2025
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

31